Delek Logistics Partners, LP

310 Seven Springs Way

Suite 500

Brentwood, Tennessee 37027

(615) 771-6701

September 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Delek Logistics Partners, L.P.

Registration Statement on Form S-3

Filed on September 7, 2023

File No. 333-274402

Ladies and Gentlemen;

In accordance with Rule 461 under the Securities Act of 1933, as amended, Delek Logistics Partners, LP, a Delaware limited partnership (the “Partnership”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Wednesday, September 20, 2023, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Partnership’s legal counsel, at (615) 244-2582, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

DELEK LOGISTICS PARTNERS, LP

By: Delek Logistics GP, LLC, its general partner

By:	/s/ Denise McWatters
Name: Denise McWatters
Title: Executive Vice President, General Counsel and Secretary

cc:	Stephen Hinton, Bradley Arant Boult Cummings LLP